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                                                                     Exhibit 3


                             CIAO CUCINA CORPORATION
                                700 Walnut Street
                                    Suite 300
                             Cincinnati, Ohio 45202
                                 (513) 241-9161

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May 20, 1998

Mr. Peter H. Glazier
The Glazier Group, Inc.
116 John Street
Suite 1102
New York, New York 10038

         Re:   Merger

Dear Peter:

         This letter sets forth our understanding of the principal terms and conditions under which The Glazier Group, Inc. ("Group") will merge with Ciao Cucina Corporation ("Ciao"). The purpose of this letter is to confirm, before proceeding to prepare and negotiate definitive contracts, that the parties have the same understanding of the material terms of the proposed transactions.

         1. Merger. A to-be-formed wholly owned subsidiary of Ciao ("Merger Sub") shall merge with and into Group such that as of the closing of such merger (the "Merger") the separate corporate existence of Merger Sub shall terminate and Group shall be the "Surviving Corporation" and a wholly-owned subsidiary of Ciao. Upon the closing of the Merger, Ciao shall change its name to The Glazier Group, Inc. The Merger shall be structured so as to qualify as a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code.

         2. Stock Conversion. Upon the closing of the Merger, each share of Group common stock then issued and outstanding shall be converted into the right to receive such number of Ciao shares that will equal 81% of the aggregate outstanding shares of Ciao and the warrants described below. In connection with the Merger, Ciao shall consummate a reverse 10 for 1 stock split.

         3. Group Reorganization. Prior to the closing of the Merger, Group shall acquire (by way of merger, acquisition or otherwise) all or substantially all assets of Delta Dallas Alpha


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May 20, 1998
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Corp., Tapika, Inc., Monkey Bar Limited Partnership, Penny Port LLC and any
other restaurants, catering businesses and management contracts owned or controlled by Peter Glazier. At the closing of the Merger, Group will own all such assets free and clear of any security interests.

         4. Ciao Rights Offering. Upon the closing of the Merger and after consummation of the reverse stock split, the shareholders of Ciao who were shareholders of Ciao immediately prior to the closing of the Merger shall receive the right to purchase one common share of Ciao for every one share then held at the net price per share in the Secondary Offering received after deduction of all underwriting fees and expenses, legal, accounting and printing fees and commissions. The rights shall be non-transferrable, and shall expire if not exercised within two years of the effective date of the Secondary Offering.

         5. Group Warrants. Upon the closing of the Merger and after consummation of the reverse stock split, the shareholders of Group shall receive warrants to purchase up to 8% of Ciao if: (a) the Michael Jordan's The Steak House achieves during its first 12 months of operations sales equal to or greater than $5,461,087; and (b) the Steakhouse is profitable during such 12-month period. The warrants shall be non-transferrable, and shall expire if not exercised within two years of issuance. The exercise price of the warrants shall equal $1.25 per share.

         6. Secondary Offering. It is the intention of the parties that upon, or as soon as possible after, the closing of the Merger, Ciao shall conduct a secondary public offering of its common stock to raise a minimum of $12 Million.

         7. Management Agreement. Pending the closing of the Merger, Group shall be engaged to manage the business operations of Ciao. The parties shall negotiate in good faith and execute a management agreement as soon as reasonably possible incorporating the following terms:

                  (a) Term. The management agreement shall continue until the first to occur of: (i) the closing of the Merger; (ii) the termination (without fault) of this Letter of Intent or any Merger Agreement executed in connection herewith; or (iii) December 31, 1999. Notwithstanding the foregoing, either party may cancel the management agreement upon 30 days written notice to the other.





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May 20, 1998
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                  (b) Duties and Authority of Group. Group shall manage and
operate the Ciao restaurants in a prudent and businesslike manner and shall devote such part of its time and attention to the management and operation of such restaurants as it shall deem necessary or appropriate to manage and operate them as clean, well managed, first class restaurants. Group shall manage and operate the restaurants in accordance with all applicable laws, rules, regulations and requirements of all governmental authorities having jurisdiction over the restaurants. The duties of Group shall include: (i) hiring, firing and training all employees of the restaurants; (ii) purchasing; (iii) menu designs and selections; (iv) insurance; (v) advertising and promotions; and (vi) maintenance and repairs. Group shall not sell or encumber any asset of Ciao except in the ordinary course of business, nor shall Group incur any material liability for Ciao outside the ordinary course of business, without the prior consent of Ciao.

                  (c) Compensation. Group shall be paid during the term of the management agreement an amount equal to 4% of food and beverage revenues generated by the Ciao restaurants, less any consulting fees paid or payable to Carl Bruggemeier. The management fee shall be paid monthly to the extent of Net Cash Flow current and/or accumulated. If and to the extent that Net Cash Flow is insufficient to pay the management fee for any 4-week period, the fee shall be paid pursuant to a note bearing interest at the rate of 8.5% per annum. Subsequent management fees shall be applied first to the outstanding balance on the oldest note(s). "Net Cash Flow" means revenue from the sale of food and beverage, without deduction for depreciation, but after all other expenses other than the management fee. The management agreement shall contain customary indemnification of Group by Ciao, and to the extent possible, Group shall be covered by Ciao's Director's & Officers' Errors and Omissions Insurance.

                  (d) Reporting. Group shall provide Ciao with a written management report within 14 days after the end of each 4- week period, and within 30 days after the end of each calendar quarter. This report shall include an income statement, reconciled bank statements, aged accounts payable and a management assessment. Group shall further be available to consult with Ciao regarding business expansion, consolidation issues and financing.

         8. Transaction Documents. The transactions shall be contingent upon the parties executing the following mutually acceptable agreements and documents (the "Transaction Documents"):

                  (a) An Agreement and Plan of Merger which shall contain normal and customary representations, warranties, covenants and conditions.



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May 20, 1998
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                  (b) The Management Agreement as described above.

                  (c) Warrants and options necessary to consummate the Ciao Rights Offering and Group Warrants described above.

                  (d) Agreements of the principal shareholders of Ciao and Group to vote in favor of the Merger and transactions contemplated hereby.

                  (e) Registration rights agreements among Ciao and its principal shareholders.

                  (f) Such other agreements, assignments and documents as any party may reasonably request to confirm, evidence, consummate or perfect the transactions contemplated hereby.

         Execution of the definitive agreements and consummation of the Merger will be conditioned on: (i) the satisfactory completion by Group and Ciao of due diligence on the other; (ii) the agreement on a pro-forma balance sheet for Ciao and Group as of the Merger; (iii) the approval of the Merger by the respective Boards of Directors and shareholders of the parties; (iv) the effectiveness under Federal securities laws of all documents relating to the Merger; and (v) the receipt of all necessary governmental approvals and third party consents, including those related to liquor licenses and leases.

         In addition, promptly after execution of a definitive Merger Agreement, each party shall cause all accounting statements and filings to be made with the Securities and Exchange Commission ("SEC") and mailings and statements to shareholders necessary or appropriate to consummate the transactions contemplated hereby (including the Secondary Offering) to be prepared as expeditiously as possible.

         7. Agreements Pending Closing. Between the date of the execution of this letter by all parties and the earlier of the termination of this Letter in accordance with the terms hereof and the execution of a definitive Merger Agreement both Ciao and Group shall operate their respective business only in the ordinary course of business, and in particular shall not sell, or encumber, or agree to sell or encumber, any material asset, incur any extraordinary liability, enter into any extraordinary contract or assign, terminate or amend any material contract or sell or issue


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May 20, 1998
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any equity interest or option (except for the exercise of existing options), except as contemplated hereby or with the prior consent of the other.

         8. No Shop Agreement. Ciao will not, nor will it permit any of its officers, directors, employees, financial advisers, brokers, stockholder or any person acting on Ciao's behalf, to solicit or cause to be solicited on behalf of Ciao or its shareholders, or provide or cause to be provided information to any third party in connection with, any proposal or offer from a third party with respect to the proposed merger, or sale of all or substantially all of its assets, until the date , if any, that this letter and/or the transactions contemplated by this letter have been terminated or abandoned by parties in accordance with the terms of this letter. Nothing herein shall prevent Ciao or any such persons on behalf of Ciao from doing any of the foregoing in response to an unsolicited expression of interest from an unrelated party if Ciao's Board of Directors determines such action to be in the best interests of Ciao's shareholders.

         9. Termination. If: (a) the parties have not entered into a definitive Management Agreement by May 22, 1998; (b) the parties have not entered into a definitive Merger Agreement by June 30, 1998; (c) the parties have not received a highly confident letter from an underwriter acceptable to it regarding the Secondary Offering (including the use of the proceeds thereof and the ability of shareholders to participate therein) by July 1, 1998; or (d) the Merger does not close by December 31, 1998 (the foregoing events being referred to herein as "Milestones"), either party may terminate this letter without further liability at any time after the date on which the particular Milestone was supposed to be reached but prior to the occurrence of the Milestone. In the event Ciao enters into an agreement to merge with, or sell all or substantially all of its assets to, any other party prior to the earlier of June 30, 1998 or the execution of a definitive Merger Agreement, Ciao shall thereupon reimburse Group for all legal and accounting expenses incurred by it as a result of the transactions contemplated hereby up to a maximum of $50,000.

         10. Disclosure. The parties confirm the continuing validity of any confidentiality agreement signed prior to the date of this letter, and its application to this Letter and all due diligence materials provided in connection herewith. In addition, the parties agree that there shall be no public announcement regarding this Letter or the transactions contemplated hereby without the mutual consent of all parties, except as required by law.



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May 20, 1998
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         We shall commence negotiation and preparation of all Transaction
Documents and preparation of all required accounting statements and SEC filings immediately upon the execution of this letter by you. We agree to negotiate the substance of the Transaction Documents in good faith and to complete such negotiations as soon as is reasonably possible. Except for paragraph 7, our mutual obligation to negotiate and proceed in good faith in accordance with the terms set forth herein, this is a letter of intent only and does not bind us in any other way.

         If the foregoing is an accurate recitation of our mutual understanding, please execute this letter in each space provided below for that purpose and return it to me.

                                                  Sincerely,
                                                  Ciao Cucina Corporation

                                                  By: /s/ John H. Wyant
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Agreed to by:
The Glazier Group, Inc.

By: /s/ Peter H. Glazier
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Title:  President
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Date: 5-20-98
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